BMC Fund, Inc.
800 Golfview Park
P. O. Box 500
Lenoir, NC 28645
828-758-6100 ext. 122

September 20, 2012

VIA EDGAR

Mr. Jeff Long
Staff Accountant
U. S. Securities and Exchange Commission
Office of Disclosure and Review
100 F Street, NE
Washington, DC 20549

Dear Mr. Long:

This is in response to the August 28, 2012 Sarbanes-Oxley telephone review of BMC Fund, Inc. (the "Fund").

Statement of Assets and Liabilities: You indicated any payables to the Fund's directors, trustees or affiliates should be shown separately, in accordance with Regulation S-X Reg. 210.6-04, Item 12 (other liabilities).In all future reports to shareholders, the Fund will state separately all other liabilities, if any, in accordance with Regulation S-X
Reg. 210.6-04, Item 12.

Investments in Other Mutual Funds - Share Classes: As discussed, the Fund invests in various share classes of other mutual funds. You inquired about the Fund's policy for choosing a share class to invest in. The
Fund buys the most economical share class available based on the dollar amount of the purchase.

Investments in Other Mutual Funds - Distribution Fees:
When the Fund invests in mutual funds that pay distribution fees, the fees are paid back to the Fund.

Board of Directors: In all future reports to shareholders, the Fund will disclose the Term of Office for its board members.

Statement of Operations - Income: As of October 31, 2011, equity in losses of wholly-owned subsidiary ($670) represented the final expenses associated with the dissolution of the wholly-owned subsidiary as follows:
rent expense $140, airplane expense $500, taxes and licenses $30. The wholly-owned subsidiary owned an aircraft. Following the sale of the aircraft, the entity was dissolved on February 28, 2011.

Statement of Changes in Net Assets - Retained Earnings
Prior to Becoming An Investment Company: As discussed, the Fund was originally a part of Broyhill Furniture
Industries (the "Company"), which was sold in 1980. At the time of the sale, a provision in the tax law allowed a portion of the cash, real estate and other holdings of the Company to be rolled into a regulated investment company
("RIC"). Some of the retained earnings rolled over prior to the formation of the RIC.

In addition to the Fund's responses to your comments during our telephone conversation on August 28, 2012, the Fund represents the following:

-The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

-Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is our understanding that the Commission's Division of Enforcement has access to all information provided by the Fund.

We appreciate this opportunity to improve the Fund's SEC filings. Please contact me with questions or comments.

Sincerely,


/s/Carol Frye
Secretary and Treasurer